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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 _____________


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 13)


                         Homestead Village Incorporated
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)


                                  437851 10 8
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)




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

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            26,697,474

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,335,102 (includes 19,246,402* Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             26,697,474

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,335,102 (includes 19,246,402* Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      46,032,576 Shares (includes 19,246,402 Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      80.0%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

-----------------------------------
CUSIP NOS. 437851 10 8
-----------------------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Archstone Communities Trust
      74-6056896
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC, BK, OO
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF MARYLAND
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            - 0 -

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          19,246,402* (consisting of Shares issuable upon
     OWNED BY             conversion of convertible notes)
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             - 0 -

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,246,402* (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      19,246,402* Shares (consisting of Shares issuable upon conversion of convertible notes)
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.5%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

Item 1.   Security and Issuer

     Shares of Common Stock, par value $.01 per share (the "Shares"), of Homestead Village Incorporated ("Homestead"), 2100 RiverEdge Parkway, Atlanta, Georgia 30328.

Item 2.  Identity and Background

     On July 6, 1998, Homestead and Security Capital Atlantic Incorporated ("ATLANTIC") entered into an agreement whereby the terms of the Homestead convertible notes held by ATLANTIC were modified to, among other things, eliminate the convertibility feature of the Homestead convertible notes held by ATLANTIC. As a result, ATLANTIC no longer beneficially owned any Shares and is hereby removed as a person filing this schedule. On July 6, 1998, ATLANTIC sold the notes, as amended, to Merrill Lynch Capital Mortgage Inc.

     On July 7, 1998, ATLANTIC merged with and into Security Capital Pacific Trust ("PTR") and immediately following the merger, PTR changed its name to Archstone Communities Trust ("Archstone"). All agreements between PTR and Homestead continue in effect.

     Effective July 15, 1998, Manuel A. Garcia, III resigned as trustee of Archstone and all information concerning him is hereby deleted from the schedule.

     Following is information concerning executive officers of Archstone for whom information was not previously provided:

25.  (a)  Name: Richard A. Banks;
     (b) Business Address: Archstone Communities, 217 Technology Drive, Suite 210, Irvine, California 92618;
     (c)  Principal Employment: Managing Director;
     (d) Mr. Banks has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Banks has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five year period;
     (f)  Citizenship: United States.

26.  (a)  Name: Richard O. Campbell;
     (b) Business Address: Archstone Communities, Two Mid-America Plaza, Suite 800, Oak Brook Terrace, Illinois 60181;
     (c)  Principal Employment: Senior Vice President;
     (d) Mr. Campbell has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Campbell has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five year period;
     (f)  Citizenship: United States.

27.  (a)  Richard W. Dickason;
     (b) Business Address: Archstone Communities, 330-112th Ave., NE, Suite 201, Bellevue, Washington 98004;
     (c)  Principal Employment: Senior Vice President;
     (d) Mr. Dickason has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Dickason has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five year period;
     (f)  Citizenship: United States.

28.  (a)  Name: John Jordano, III
     (b) Business Address: Archstone Communities, 217 Technology Drive, Suite 210, Irvine, California 92618;
     (c)  Principal Employment: Senior Vice President;
     (d) Mr. Jordano has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Jordano has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five year period;
     (f)  Citizenship: United States.

Item 5.  Interest in Securities of the Issuer

     (a),(b) The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.


                                               Number of Shares     Percent of
Person                                      Beneficially Owned(1)  All Shares(2)
------                                      ---------------------  -------------
Security Capital Group Incorporated.......      46,032,576(3)          80.0%
William D. Sanders........................         232,486(4)             *
C. Ronald Blankenship.....................           7,311(5)             *
Samuel W. Bodman..........................             635(6)             *
Hermann Buerger...........................               0                *
John P. Frazee, Jr........................          29,358(7)             *
Cyrus F. Freidheim, Jr....................           1,102                *
H. Laurance Fuller........................             216(8)             *
Ray L. Hunt...............................          86,227(9)             *
Peter S. Willmott.........................           3,447                *
Thomas G. Wattles.........................           1,837(10)            *
Archstone Communities.....................      19,246,402             33.5
Calvin K. Kessler.........................           2,801                *
James H. Polk, III........................           1,284                *
John C. Schweitzer........................          10,336(11)            *
James A. Cardwell.........................           4,780                *
John T. Kelley, III.......................           2,739(12)            *
William G. Myers..........................          20,490(13)            *
R. Scot Sellers...........................           4,410(14)            *
Patrick R. Whelan.........................             465(15)            *
Jeffrey A. Klopf..........................               0                *
Jay S. Jacobson...........................               0                *
Ned S. Holmes.............................           5,820(16)            *
Constance B. Moore........................           3,351                *
James C. Potts............................           2,143                *
John M. Richman...........................           2,313                *
J. Lindsay Freeman........................               0                *
William Kell..............................               0                *
Bradley C. Miller.........................              17                *
Richard A. Banks..........................               0                *
Richard O. Campbell.......................               0                *
Richard W. Dickason.......................               0                *
John Jordano, III.........................               0                *

     Less than 1%

(1) Includes for Archstone all Shares that may be issued upon conversion of all Convertible Notes.

(2) Assumes (i) in the case of Archstone, that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities and (ii) in the case of Security Capital Group Incorporated ("Security Capital"), that Archstone has converted all Convertible Notes and that no other person has converted any outstanding convertible securities.

(3) Includes 19,246,402 Shares beneficially owned by Archstone. As a result of its ownership of 38% of Archstone's outstanding common shares and Security Capital's contractual arrangements with Archstone, Security Capital may be deemed to beneficially own all Shares owned by Archstone. 26,697,474 Shares are, or will be, owned of record by SC Realty Incorporated, a wholly owned subsidiary of Security Capital.

(4) 127,562 Shares are directly owned by Mr. Sanders. Mr. Sanders may be deemed to beneficially own 101,420 Shares which are owned by Sanders Partners Incorporated and CAMPR Partners Limited, family entities with respect to which Mr. Sanders shares voting and dispositive power. Includes 3,500 shares held by a limited partnership with respect to which Mr. Sanders shares voting and dispositive power.

(5) Includes 2,895 Shares held by a corporation in which Mr. Blankenship owns the controlling interest.

(6) Shares are held by Terry O. Barber, Jr. Family Trust for which Mr. Bodman's wife is trustee and were held as such prior to their marriage in July 1997.

(7) Includes 22,758 Shares held in an IRA account, 600 shares owned by Mr. Frazee's children and options to acquire 6,000 Shares.

(8)  Includes 108 Shares held by Mr. Fuller's wife.

(9) Includes 330 Shares held by family trusts for which Mr. Hunt is trustee, 1,427 Shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 5,521 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 330 Shares held by a corporation that Mr. Hunt owns. Excludes 330 Shares that Mr. Hunt's wife owns as separate property and 23,479 Shares held by Hunt Financial Corporation, the capital stock of which is held, indirectly through a series of corporations, by trusts for the benefit of Mr. Hunt and members of his family, as to which Mr. Hunt disclaims beneficial ownership.

(10) Includes 1 Share held by Mr. Wattles' child, and 1,836 Shares held in an IRA account.

(11) Includes 2,226 Shares held by a partnership for which Mr. Schweitzer is a general partner, 825 Shares held by a corporation that Mr. Schweitzer owns and options to acquire 4,000 shares.

(12) Mr. Kelley's Shares are held in a trust account.

(13) Includes 2,600 Shares held the Myers Family Trust of which Mr. Myers is a trustee; 319 Shares held in an IRA account; 9,262 Shares held in a Profit Sharing Plan; 1,102 Shares held by a partnership of which Mr. Myers is a partner; 549 Shares held by Ojai Land Company of which Mr. Myers is a control person; 2,954 Shares held by the Myers Family Foundation of which Mr. Myers is a trustee and 3,704 Shares held by ORIC Charitable Remainder Unitrust of which Mr. Myers is a trustee.

(14) Includes 87 Shares held in an IRA account; 662 Shares held in trust for Mr. Sellers' children and 87 Shares held by Mr. Sellers' wife as separate property.

(15) Includes 124 Shares held by Mr. Whelan's children.

(16) Includes 5,543 Shares held by a partnership of which Mr. Holmes is a partner and 277 Shares held by Mr. Holmes' wife.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table, except as previously disclosed and: on April 30, 1998, 20,000 Shares were purchased by Mr. Frazee at a price of $14 per Share; on June 25, 1998, 600 Shares were purchased by three of Mr. Frazee's children at a price of $12 per Share; on March 17, 1998, 1,000 Shares were sold by Mr. Polk at a price of $14.125 per Share; on March 18, 1998, 1,000 Shares were sold by Mr. Polk at a price of $14.125 per Share; on March 19, 1998, 1,000 Shares were sold by Mr. Polk at a price of $14.50 per Share; on April 28, 1998, 1,000 Shares were sold by Mr. Polk at a price of $14.875 per Share; on January 17, 1998, 5,284 Rights were sold by Mr. Polk at a price of $.031 per Right; and on January 15, 1998, rights to acquire 462 Shares were exercised by Mr. Richman at a price of $15 per Share.

     (e) As described above, on July 6, 1998 ATLANTIC ceased to be a beneficial owner of any Shares and is therefore being removed as a person filing this statement. No other person filing this statement has ceased to be a beneficial owner of more than five percent of the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As of July 7, 1998, all agreements between ATLANTIC and Homestead effectively terminated upon the merger of ATLANTIC with and into PTR.

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 4, 1998                   ARCHSTONE COMMUNITIES TRUST



                                           By: /s/ Jeffrey A. Klopf
                                              ----------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL ATLANTIC INCORPORATED
                                        BY: ARCHSTONE COMMUNITIES TRUST, as
                                            successor in interest


                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary


                                        SECURITY CAPITAL GROUP INCORPORATED



                                           By: /s/ Jeffrey A. Klopf
                                               ---------------------------------
                                           Name:   Jeffrey A. Klopf
                                           Title:  Secretary